Exhibit 99.1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of ONEOK Partners GP, L.L.C.:

In our opinion, the accompanying consolidated balance sheet presents fairly, in all material respects, the financial position of ONEOK Partners GP, L.L.C. at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  This financial statement is the responsibility of the Company’s management; our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation.  We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
February 24, 2009

ONEOK Partners GP, L.L.C.
CONSOLIDATED BALANCE SHEET
December 31, 2008
Assets	(Thousands of dollars)
Current Assets
Cash and cash equivalents	$177,635
Accounts receivable, net	317,182
Gas and natural gas liquids in storage	190,616
Commodity exchanges and imbalances	55,086
Derivative financial instruments (Notes D and E)	63,780
Other current assets	28,176
Total Current Assets	832,475
Property, Plant and Equipment
Property, plant and equipment	5,808,679
Accumulated depreciation and amortization	875,279
Net Property, Plant and Equipment (Note B)	4,933,400
Investments and Other Assets
Investments in unconsolidated affiliates (Note K)	755,492
Goodwill and intangible assets (Note F)	868,918
Other assets	30,593
Total Investments and Other Assets	1,655,003
Total Assets	$7,420,878

Liabilities and Member's Equity
Current Liabilities
Current maturities of long-term debt	$11,931
Notes payable	870,000
Accounts payable	496,763
Commodity exchanges and imbalances	191,165
Other current liabilities	109,216
Total Current Liabilities	1,679,075
Long-Term Debt, net of current maturities (Note H)	2,589,509
Due to Parent	64,511
Deferred Credits and Other Liabilities
Deferred income taxes	71,315
Other deferred credits	45,901
Total Deferred Credits and Other Liabilities	117,216
Commitments and Contingencies (Note I)
Minority Interests in Consolidated Subsidiaries	2,853,197
Member's Equity
Paid in capital	42,360
Accumulated other comprehensive loss	1,635
Retained earnings	73,375
Total Member's Equity	117,370
Total Liabilities and Member's Equity	$7,420,878
See accompanying Notes to Consolidated Balance Sheet.

NOTES TO CONSOLIDATED BALANCE SHEET

A.         NATURE OF OPERATIONS

In this report, references to “we,” “us,” and “our” refer to ONEOK Partners GP, L.L.C. and its subsidiaries.

ONEOK Partners GP, L.L.C. (ONEOK Partners GP), a Delaware limited liability company, is a wholly owned subsidiary of ONEOK, Inc. (ONEOK).  ONEOK Partners GP owns 100 percent of ONEOK Partners, L.P.’s (ONEOK Partners) two percent general partnership interest.  Additionally, ONEOK Partners GP owns 500,000 limited partner units of ONEOK Partners.  We consolidate ONEOK Partners in accordance with Emerging Issues Task Force Issue No. 04-5 (EITF 04-5), “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.”  EITF 04-5 presumes that a general partner controls a limited partnership and therefore should consolidate the partnership in the financial statements of the general partner.

B.         SUMMARY OF ACCOUNTING POLICIES

Critical Accounting Policies

The following is a summary of our most critical accounting policies, which are defined as those policies most important to the portrayal of our financial condition and results of operations and requiring management’s most difficult, subjective, or complex judgment, particularly because of the need to make estimates concerning the impact of inherently uncertain matters.  We have discussed the development and selection of our critical accounting policies and estimates with the Audit Committee of our Board of Directors.

Impairment of Long-Lived Assets, Goodwill and Intangible Assets - We assess our long-lived assets for impairment based on Statement of Financial Accounting Standards No. 144 (Statement 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.”  A long-lived asset is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may exceed its fair value.  Fair values are based on the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the assets.

We assess our goodwill and indefinite-lived intangible assets for impairment at least annually based on Statement of Financial Accounting Standards No. 142 (Statement 142), “Goodwill and Other Intangible Assets.”  There was no impairment resulting from our July 1, 2008, impairment test.  As a result of recent events in the financial markets and current economic conditions, we performed a review and determined that interim testing of goodwill as of December 31, 2008, was not necessary.  As part of our impairment test, an initial assessment is made by comparing the fair value of a reporting unit with its book value, including goodwill.  If the fair value is less than the book value, an impairment is indicated, and we must perform a second test to measure the amount of the impairment.  In the second test, we calculate the implied fair value of the goodwill by deducting the fair value of all tangible and intangible net assets of reporting unit from the fair value determined in step one of the assessment.  If the carrying value of the goodwill exceeds the implied fair value of the goodwill, we will record an impairment charge.

We use two generally accepted valuation approaches, an income approach and a market approach, to estimate the fair value of a reporting unit.  Under the income approach, we use anticipated cash flows over a three-year period plus a terminal value and discount these amounts to their present value using appropriate rates of return.  Under the market approach, we apply multiples to forecasted earnings before interest, taxes, depreciation and amortization (EBITDA) amounts.  The multiples used are consistent with historical asset transactions, and the EBITDA amounts are based on average EBITDA for a reporting unit over a three-year forecasted period.  See Note F for more discussion of goodwill.

Intangible assets with a finite useful life are amortized over their estimated useful life, while intangible assets with an indefinite useful life are not amortized.  All intangible assets are subject to impairment testing.

Our impairment tests require the use of assumptions and estimates.  If actual results are not consistent with our assumptions and estimates or our assumptions and estimates change due to new information, we may be exposed to an impairment charge.

For the investments we account for under the equity method, the premium or excess cost over underlying fair value of net assets is referred to as equity method goodwill and under Statement 142, is not subject to amortization but rather to impairment testing pursuant to Accounting Principles Board Opinion No. 18 (APB Opinion No. 18), “The Equity Method of Accounting for Investments in Common Stock.”  The impairment test under APB Opinion No. 18 considers whether the fair value of the equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary.  Therefore, we periodically reevaluate the amount at which we carry the excess of cost over fair value of net assets accounted for under the equity method to determine whether current events or circumstances warrant adjustments to our carrying value in accordance with APB Opinion No. 18.

Derivatives and Risk Management - ONEOK Partners utilizes financial instruments to reduce its market risk exposure to interest rate and commodity price fluctuations and achieve more predictable cash flows.  It accounts for derivative instruments utilized in connection with these activities and services in accordance with Statement of Financial Accounting Standards No. 133 (Statement 133), “Accounting for Derivative Instruments and Hedging Activities,” as amended.

Under Statement 133, entities are required to record derivative instruments at fair value, with the exception of normal purchases and normal sales that are expected to result in physical delivery.  See Note D for additional fair value discussion.  Market value changes result in a change in the fair value of ONEOK Partners’ derivative instruments.  The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the nature of the risk being hedged and how ONEOK Partners will determine if the hedging instrument is effective.  If the derivative instrument does not qualify or is not designated as part of a hedging relationship, then ONEOK Partners accounts for changes in fair value of the derivative in earnings as they occur.

To reduce its exposure to fluctuations in natural gas, natural gas liquids and condensate prices, ONEOK Partners periodically enters into futures, forwards, options or swap transactions in order to hedge anticipated purchases and sales of natural gas, natural gas liquids and condensate, and fuel requirements.  Interest-rate swaps are also used to manage interest-rate risk.  Under certain conditions, these derivative instruments are designated as a hedge of exposure to changes in fair values or cash flow.  For hedges of exposure to changes in cash flow, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently recorded to earnings when the forecasted transaction affects earnings.  Any ineffectiveness of designated hedges is reported in earnings in the period the ineffectiveness occurs.  For hedges of exposure to changes in fair value, the gain or loss on the derivative instrument is recognized in earnings during the period of change together with the offsetting gain or loss on the hedged item attributable to the risk being hedged.

Upon election, many of ONEOK Partners’ purchase and sale agreements that otherwise would be required to follow derivative accounting qualify as normal purchases and normal sales under Statement 133 and are therefore exempt from fair value accounting treatment.

See Note E for a discussion of derivatives and risk management activities.

Contingencies - Our accounting for contingencies covers a variety of business activities, including contingencies for legal and environmental exposures.  We accrue these contingencies when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be reasonably estimated in accordance with Statement of Financial Accounting Standards No. 5 (Statement 5), “Accounting for Contingencies.”  We base our estimates on currently available facts and our estimates of the ultimate outcome or resolution.  Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remediation feasibility study.  Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.  Actual results may differ from our estimates resulting in an impact, positive or negative, on earnings. See Note I for additional discussion of contingencies.

Significant Accounting Policies

Consolidation - The consolidated financial statements include the accounts of ONEOK Partners GP and our subsidiaries over which we have control.  All significant intercompany balances and transactions have been eliminated in consolidation.  Investments in affiliates are accounted for using the equity method if we have the ability to exercise significant influence over operating and financial policies of our investee; conversely, if we do not have the ability to exercise significant influence, then we use the cost method.  Impairment of equity and cost method investments is assessed when the impairments are other than temporary.

Use of Estimates - The preparation of our balance sheet and related disclosures in accordance with generally accepted accounting principles in the United States (GAAP) requires us to make estimates and assumptions with respect to values or conditions that cannot be known with certainty that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the balance sheet.

We evaluate these estimates on an ongoing basis using historical experience, consultation with experts and other methods we consider reasonable based on the particular circumstances.  Nevertheless, actual results may differ significantly from the estimates.  Any effects on our financial position from revisions to these estimates are recorded in the period when the facts that give rise to the revision become known.

Cash and Cash Equivalents - Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Accounts Receivable, net - Accounts receivable represent valid claims against non-affiliated customers for products sold or services rendered, net of allowances for doubtful accounts.  ONEOK Partners assesses the creditworthiness of its counterparties on an on-going basis and requires security, including prepayments and other forms of cash collateral, when appropriate.  Outstanding customer receivables are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management’s estimate of collectibility at each balance sheet date.

Inventory, Natural Gas Imbalances and Commodity Exchanges - Inventory is valued at the lower of cost or market.  The values of current natural gas and natural gas liquids in storage are determined using the lower of weighted-average cost or market method.  Noncurrent natural gas and natural gas liquids in storage are classified as property and valued at cost.  Materials and supplies are valued at average cost.  Natural gas imbalances and natural gas liquids exchanges are valued at market or their contractually stipulated rate.  Imbalances and natural gas liquids exchanges are settled in cash or made up in-kind, subject to the terms of the pipelines’ tariffs or by agreement.

Property, Plant and Equipment - The following table sets forth property, by ONEOK Partners’ segments, for the period indicated.

December 31, 2008
(Thousands of dollars)
Non-Regulated
Natural Gas Gathering and Processing	$1,368,223
Natural Gas Pipelines	167,625
Natural Gas Liquids Gathering and Fractionation	879,047
Other	50,474
Regulated
Natural Gas Pipelines	1,460,764
Natural Gas Liquids Pipelines	1,882,546
Property, plant and equipment	5,808,679
Accumulated depreciation and amortization	875,279
Net property, plant and equipment	$4,933,400

At December 31, 2008, property, plant and equipment on our Consolidated Balance Sheet included construction work in progress of $810.0 million.

We capitalize interest expense during the construction or upgrade of qualifying assets.  Interest expense capitalized in 2008 was $36.1 million.

Gas processing plants, natural gas liquids fractionation plants and all other properties are stated at cost.

Regulated properties are stated at cost, which includes the equity portion of allowance for funds used during construction (AFUDC).  The equity portion of AFUDC represents the capitalization of the estimated average cost of equity used during the construction of major projects.  Generally, the cost of property retired or sold, plus removal costs, less salvage, is charged to accumulated depreciation.

Income Taxes - We are a single-member limited liability company (LLC) and are taxed as a disregarded entity.  Accordingly, we are included in the consolidated tax return of ONEOK.  ONEOK Partners is not a taxable entity for federal income tax purposes.  As such, it does not directly pay federal income tax, although ONEOK Partners has corporate subsidiaries that are required to pay federal and state income taxes.  ONEOK Partners’ taxable income or loss is included in the federal income tax returns of each partner, including us.  Deferred income tax assets and liabilities are provided for the differences between the financial statement and income tax basis of assets and liabilities and carryforward items based on income tax laws and rates existing at the time the temporary differences are expected to reverse.  Except for the companies whose accounting policies conform to Statement 71, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date of the rate change.  For the companies whose accounting policies conform to Statement 71, the effect on deferred tax assets and liabilities of a change in tax rates is recorded as regulatory assets and regulatory liabilities in the period that includes the enactment date.

We account for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  As required by Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109,” we record penalties and interest on any unrecognized tax benefits.  During 2008, we had no tax positions that would require establishment of a reserve under FIN 48.

ONEOK files numerous consolidated and separate income tax returns in the United States federal jurisdiction and in many state jurisdictions.  ONEOK also files returns in Canada.  ONEOK’s 2007 and 2006 United States federal income tax returns are currently under audit.

Regulation - ONEOK Partners’ intrastate natural gas transmission pipelines are subject to the rate regulation and accounting requirements of the Oklahoma Corporation Commission (OCC), Kansas Corporation Commission (KCC) and Texas Railroad Commission (RRC).  ONEOK Partners’ interstate natural gas and natural gas liquids pipelines are subject to regulation by the Federal Energy Regulatory Commission (FERC).  Portions of ONEOK Partners’ Natural Gas Pipelines segment and its Natural Gas Liquids Pipelines segment follow the accounting and reporting guidance contained in Statement of Financial Accounting Standards No. 71 (Statement 71), “Accounting for the Effects of Certain Types of Regulation.”  During the rate-making process, regulatory authorities may allow ONEOK Partners to defer recognition of certain costs and permit recovery of the amounts through rates over time as opposed to expensing such costs as incurred.  This allows ONEOK Partners to stabilize rates over time rather than passing such costs on to the customer for immediate recovery.  Actions by regulatory authorities could have an effect on the amount recovered from rate payers.  Any difference in the amount recoverable and the amount deferred is recorded as income or expense at the time of the regulatory action.  If all or a portion of the regulated operations are no longer subject to the provisions of Statement 71, a write-off of regulatory assets and costs not recovered may be required.

At December 31, 2008, ONEOK Partners recorded regulatory assets, which are currently being recovered or are expected to be recovered from its customers, of approximately $12.8 million.  Regulatory assets are being recovered as a result of approved rate proceedings over varying time periods up to 40 years.  These assets are reflected in other assets on our Consolidated Balance Sheet.

Asset Retirement Obligations - Statement of Financial Accounting Standards No. 143 (Statement 143), “Accounting for Asset Retirement Obligations” applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.  Statement 143 requires that we recognize the fair value of a liability for an asset retirement obligation in the period when it is incurred if a reasonable estimate of the fair value can be made.  The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset.  The liability is accreted at the end of each period.

In accordance with long-standing regulatory treatment, ONEOK Partners collects through rates the estimated costs of removal on certain regulated properties through depreciation expense, with a corresponding credit to accumulated depreciation and amortization.  These removal costs are non-legal obligations as defined by Statement 143.  However, these non-legal asset removal obligations are accounted for as a regulatory liability under Statement 71.  Historically, the regulatory authorities which have jurisdiction over its regulated operations have not required ONEOK Partners to track this amount; rather, these costs are addressed prospectively as depreciation rates are set in each general rate order.  ONEOK Partners has made an estimate of its removal cost liability using current rates since the last general rate order in each of its jurisdictions.  However, significant uncertainty exists regarding the ultimate determination of this liability pending, among other issues, clarification of regulatory intent.  ONEOK Partners continues to monitor the regulatory authorities and the liability may be adjusted as more information is obtained.

Other

Fair Value Measurements - In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (Statement 157), “Fair Value Measurements,” which establishes a framework for measuring fair value and requires additional disclosures about fair value measurements.  Beginning January 1, 2008, we partially applied Statement 157 as allowed by FASB Staff Position 157-2 (FSP 157-2), which delayed the effective date of Statement 157 for nonfinancial assets and liabilities.  As of January 1, 2008, we have applied the provisions of Statement 157 to our financial instruments, and the impact was not material.  See Note D for disclosures of fair value measurements for our financial instruments.  As of January 1, 2009, we have applied the provisions of Statement 157 to our nonrecurring fair value measurements associated with our nonfinancial assets and liabilities, and the impact was not material.  FASB Staff Position 157-3 (FSP 157-3), “Determining

the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which clarified the application of Statement 157 in inactive markets, was issued in October 2008 and was effective for our September 30, 2008, Consolidated Balance Sheet.  FSP 157-3 did not have a material impact on our Consolidated Balance Sheet.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (Statement 159), “The Fair Value Option for Financial Assets and Financial Liabilities,” which allows companies to elect to measure specified financial assets and liabilities, firm commitments, and nonfinancial warranty and insurance contracts at fair value on a contract-by-contract basis.  At January 1, 2008, we did not elect the fair value option under Statement 159 and therefore there was no impact on our Consolidated Balance Sheet.

Master Netting Arrangement - In April 2007, the FASB issued FASB Staff Position FASB Interpretation 39-1 (FSP FIN 39-1), “Amendment of FASB Interpretation No. 39,” which requires entities that offset the fair value amounts recognized for derivative receivables and payables to also offset the fair value amounts recognized for the right to reclaim cash collateral with the same counterparty under a master netting arrangement.  We applied the provisions of FIN 39-1 to our Consolidated Balance Sheet beginning January 1, 2008, and the impact was not material.  At December 31, 2008, ONEOK Partners had no cash collateral held or posted under our master netting arrangement.

Business Combinations - In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (Statement 141R), “Business Combinations,” which will require most identifiable assets, liabilities, noncontrolling interest (previously referred to as minority interest) and goodwill acquired in a business combination to be recorded at fair value.  Statement 141R is effective for our year beginning January 1, 2009.  Because the provisions of Statement 141R are applied prospectively, our 2009 and subsequent Consolidated Balance Sheet will not be impacted unless we complete a business combination.

Noncontrolling Interests - In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (Statement 160), “Noncontrolling Interest in Consolidated Financial Statements - an amendment to ARB No. 51,” which requires noncontrolling interest (previously referred to as minority interest) to be reported as a component of equity.  Statement 160 was effective for our year beginning January 1, 2009, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests.  Statement 160 did not have a material impact on our Consolidated Balance Sheet; however, certain financial statement presentation changes and additional required disclosures will be made.

Equity Method Investments - In November 2008, the FASB ratified Emerging Issues Task Force Issue No.08-6 (EITF 08-6), “Equity Method Investment Accounting Considerations,” which clarified certain issues that arose following the issuance of Statements 141R and 160 related to the accounting for equity method investments.  EITF 08-6 was effective for our year beginning January 1, 2009, and did not have a material impact on our Consolidated Balance Sheet.

Derivative Instruments and Hedging Activities Disclosure - In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (Statement 161), “Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133,” which required enhanced disclosures about how derivative and hedging activities affect our financial position.  Statement 161 was effective for our year beginning January 1, 2009, and will be applied prospectively.

C.         ACQUISITIONS AND DIVESTITURES

Acquisition of NGL Pipeline - In October 2007, ONEOK Partners completed the acquisition of an interstate natural gas liquids and refined petroleum products pipeline system and related assets from a subsidiary of Kinder Morgan Energy Partners, L.P. for approximately $300 million, before working capital adjustments.  The system extends from Bushton and Conway, Kansas, to Chicago, Illinois, and transports, stores and delivers a full range of natural gas liquid products and refined petroleum products.  The FERC-regulated system spans 1,624 miles and has a capacity to transport up to 134,000 barrels per day.  The transaction also included approximately 978,000 barrels of owned storage capacity, eight natural gas liquid terminals and a 50 percent ownership of Heartland Pipeline Company (Heartland).  ConocoPhillips owns the other 50 percent of Heartland and is the managing partner of Heartland, which consists primarily of a refined petroleum products terminal and pipelines with access to two other refined petroleum product terminals.  ONEOK Partners’ investment in Heartland is accounted for under the equity method of accounting.  Financing for this transaction came from a portion of the proceeds of ONEOK Partners’ September 2007 issuance of $600 million 6.85 percent Senior Notes due 2037 (the 2037 Notes).  See Note H for a discussion of the 2037 Notes.  The working capital settlement was finalized in April 2008, with no material adjustments.

Overland Pass Pipeline Company - In May 2006, a subsidiary of ONEOK Partners entered into an agreement with a subsidiary of The Williams Companies, Inc. (Williams) to form a joint venture called Overland Pass Pipeline Company.  In November 2008, Overland Pass Pipeline Company completed construction of a 760-mile natural gas liquids pipeline from Opal, Wyoming, to the Mid-Continent natural gas liquids market center in Conway, Kansas.  The Overland Pass Pipeline is designed to transport approximately 110,000 barrels per day of unfractionated natural gas liquids and can be increased to approximately 255,000 barrels per day with additional pump facilities.  During 2006, ONEOK Partners paid $11.6 million to Williams for the acquisition of its interest in the joint venture and for reimbursement of initial capital expenditures.  A subsidiary of ONEOK Partners owns 99 percent of the joint venture, managed the construction project, advanced all costs associated with construction and is currently operating the pipeline.  On or before November 17, 2010, Williams will have the option to increase its ownership up to 50 percent, with the purchase price being determined in accordance with the joint venture’s operating agreement.  If Williams exercises its option to increase its ownership to the full 50 percent, Williams would have the option to become operator.  The pipeline project cost was approximately $575 million, excluding AFUDC.

As part of a long-term agreement, Williams dedicated its natural gas liquid production from two of its natural gas processing plants in Wyoming to the Overland Pass Pipeline.  Subsidiaries of ONEOK Partners will provide downstream fractionation, storage and transportation services to Williams.

D.         FAIR VALUE MEASUREMENTS

As discussed in Note B, we applied the provisions of Statement 157 as of January 1, 2008, to our recurring fair value measurements.

Determining Fair Value - Statement 157 defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.  ONEOK Partners uses the income approach to determine the fair value of its derivative assets and liabilities and considers the markets in which the transactions are executed.  While many of the contracts in ONEOK Partners’ portfolio are executed in liquid markets where price transparency exists, some contracts are executed in markets for which market prices may exist but the market may be relatively inactive.  This results in limited price transparency that requires management’s judgment and assumptions to estimate fair values.  For certain transactions, ONEOK Partners utilizes modeling techniques using New York Mercantile Exchange (NYMEX)-settled pricing data and historical correlations of natural gas liquid product prices to crude oil.  ONEOK Partners validates its valuation inputs with third-party information and settlement prices from other sources, where available.  In addition, as prescribed by the income approach, it computes the fair value of its derivative portfolio by discounting the projected future cash flows from its derivative assets and liabilities to present value.  The interest rate yields used to calculate the present-value discount factors are derived from the London Interbank Offered Rate, Eurodollar futures and Treasury swaps.  The projected cash flows are then multiplied by the appropriate discount factors to determine the present value or fair value of its derivative instruments.  Finally, ONEOK Partners considers the credit risk of its counterparties with whom its derivative assets and liabilities are executed.  Although ONEOK Partners uses its best estimates to determine the fair value of the derivative contracts it has executed, the ultimate market prices realized could differ from its estimates, and the differences could be significant.

Fair Value Hierarchy - Statement 157 establishes the fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels, with the highest priority given to Level 1 and the lowest priority given to Level 3.  The levels are described below.
•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
•
Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are either directly or indirectly observable as of the reporting date.  Essentially, this represents inputs that are derived principally from or corroborated by observable market data.

•	Level 3 - Generally unobservable inputs, which are developed based on the best information available and may include ONEOK Partners’ own internal data.

Determining the appropriate classification of ONEOK Partners’ fair value measurements within the fair value hierarchy requires management’s judgment regarding the degree to which market data is observable or corroborated by observable market data.

Recurring Fair Value Measurements - The following table sets forth ONEOK Partners’ recurring fair value measurements for the period indicated.

	December 31, 2008
	Level 1	Level 2	Level 3	Total
	(Thousands of dollars)
Derivatives
Assets	$-	$26,131	$37,649	$63,780

For derivatives for which fair value is determined based on multiple inputs, Statement 157 requires that the measurement for an individual derivative be categorized within a single level based on the lowest level input that is significant to the fair value measurement in its entirety.

When ONEOK Partners’ fair value measurements based on NYMEX-settled prices are associated with exchange-traded instruments, it classifies those derivatives as Level 1.  These measurements may include futures for natural gas and crude oil that are valued based on unadjusted quoted prices in active markets.  ONEOK Partners’ Level 2 fair value measurements are based on NYMEX-settled prices that are utilized to determine the fair value of certain non-exchange traded financial instruments, including natural gas and crude oil swaps.  For its Level 3 inputs, it utilizes modeling techniques using NYMEX-settled pricing data and historical correlations of natural gas liquids product prices to crude oil.

The following table sets forth a reconciliation of its Level 3 fair value measurements for the period indicated.

Derivative Assets (Liabilities)
(Thousands of dollars)
Net liabilities at January 1, 2008	$(16,400)
Total realized/unrealized gains (losses):
Included in earnings	980
Included in other comprehensive income (loss)	58,143
Terminations prior to maturity	(5,074)
Transfers in and/or out of Level 3	-
Net assets at December 31, 2008	$37,649

ONEOK Partners’ Level 3 fair value measurements changed from a net liability position at January 1, 2008, to a net asset position at December 31, 2008, due to new hedges being put in place during the period as well as changes in commodity prices.  Realized/unrealized gains (losses) include the realization of its fair value derivative contracts through maturity.  Terminations prior to maturity represent swap contracts terminated prior to maturity that will remain in accumulated other comprehensive income (loss) until the underlying forecasted transaction occurs.

Fair Value of Debt - The following estimated fair value represents the amount at which debt could be exchanged in a current transaction between willing parties.  Based on quoted market prices for similar issues with similar terms and remaining maturities, the estimated fair value of the aggregate of all the senior notes outstanding was approximately $2.4 billion at December 31, 2008.  ONEOK Partners presently intends to maintain the current schedule of maturities for the senior notes, which will result in no gains or losses on their respective repayment.  The fair value of ONEOK Partners’ borrowings under its amended and restated revolving credit agreement dated March 30, 2007 (Partnership Credit Agreement) approximates the carrying value since the interest rates are periodically adjusted to reflect current market conditions.

E.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

ONEOK Partners utilizes financial instruments to reduce its market risk exposure to interest rate and commodity price fluctuations, and to achieve more predictable cash flows.  ONEOK Partners follows established policies and procedures to assess risk and approve, monitor and report its financial instrument activities.  ONEOK Partners does not use these instruments for trading purposes. See Note B for discussion of our accounting policies for derivatives and risk management.

Cash Flow Hedges - ONEOK Partners’ Natural Gas Gathering and Processing segment primarily utilizes NYMEX-based futures, collars and over-the-counter swaps, which are designated as cash flow hedges, to hedge its exposure to volatility in the price of natural gas, natural gas liquids and condensate.  At December 31, 2008, the accompanying Consolidated Balance Sheet reflected an unrealized gain of $1.7 million in accumulated other comprehensive income (loss), with a corresponding offset in derivative financial instrument assets and liabilities.

Fair Value Hedges - At December 31, 2008, none of the interest on our fixed rate debt was swapped to floating using interest-rate swaps.  See Note H for additional discussion of long-term debt.

F.         GOODWILL AND INTANGIBLE ASSETS

Goodwill - At December 31, 2008, goodwill includes $396.7 million related to ONEOK Partners and $36.8 million related to our investment in ONEOK Partners.

Equity Method Goodwill - For the investments we account for under the equity method, the premium or excess cost over underlying fair value of net assets is referred to as equity method goodwill.  Investment in unconsolidated affiliates on our accompanying Consolidated Balance Sheet includes equity method goodwill of $185.6 million as of December 31, 2008.

Intangible Assets - Intangible assets primarily relate to contracts acquired through the acquisition of the natural gas liquids businesses by ONEOK Partners from ONEOK, which are being amortized over an aggregate weighted-average period of 40 years.

At December 31, 2008, total intangible assets of $435.4 million include:
•	gross intangible assets related to ONEOK Partners of $306.6 million less $26.8 million of accumulated amortization and
•	$155.6 million related to our investment in ONEOK Partners.

G.         CREDIT FACILITIES

ONEOK Partners is required to comply with certain financial, operational and legal covenants under its Partnership Credit Agreement.  Among other things, these requirements include maintaining a ratio of indebtedness to adjusted EBITDA (EBITDA plus minority interest in income of consolidated subsidiaries, distributions received from investments and EBITDA related to any approved capital projects, less equity earnings from investments and allowance for equity funds used during construction ) of no more than 5 to 1.  If ONEOK Partners consummates one or more acquisitions in which the aggregate purchase price is $25 million or more, the allowable ratio of indebtedness to adjusted EBITDA will be increased to 5.5 to 1 for the three calendar quarters following the acquisition.

Upon breach of any covenant in the Partnership Credit Agreement, amounts outstanding under such agreement may become immediately due and payable.  At December 31, 2008, ONEOK Partners’ ratio of indebtedness to adjusted EBITDA was 4.1 to 1, and ONEOK Partners was in compliance with all covenants under its Partnership Credit Agreement.

The average interest rate of borrowings under this agreement was 4.22 percent at December 31, 2008.  ONEOK Partners had $870 million of borrowings outstanding and $130 million available under its Partnership Credit Agreement at December 31, 2008.

The Partnership Credit Agreement expires March 2012 and includes $870 million in borrowings classified as short-term in nature at December 31, 2008, due to our intention to repay such amounts during 2009.  We anticipate that our cash flow generated from operations and ability to obtain financing will enable us to repay these borrowings.

ONEOK Partners has an outstanding $25 million letter of credit issued by Royal Bank of Canada, which is used for counterparty credit support.

ONEOK Partners also has a $15 million Senior Unsecured Letter of Credit Facility and Reimbursement Agreement with Wells Fargo Bank, N.A., of which $12 million is being used, and an agreement with Royal Bank of Canada, pursuant to which a $12 million letter of credit was issued.  Both agreements are used to support various permits required by the Kansas Department of Health and Environment for ONEOK Partners’ ongoing business in Kansas.

H.         LONG-TERM DEBT

The following table sets forth our long-term debt for the period indicated.  All notes are senior unsecured obligations, ranking equally in right of payment with all of our existing and future unsecured senior indebtedness.

December 31, 2008
(Thousands of dollars)
ONEOK Partners:
$250,000 at 8.875% due 2010	$250,000
$225,000 at 7.10% due 2011	225,000
$350,000 at 5.90% due 2012	350,000
$450,000 at 6.15% due 2016	450,000
$600,000 at 6.65% due 2036	600,000
$600,000 at 6.85% due 2037	600,000
2,475,000
Guardian Pipeline, L.L.C.:
Average 7.85% due 2022	121,711

Total long-term notes payable	2,596,711
Unamortized portion of terminated swaps	8,414
Unamortized debt premium	(3,685)
Current maturities	(11,931)
Long-term debt	$2,589,509

ONEOK Partners may redeem the 2037 Notes, in whole or in part, at any time prior to their maturity at a redemption price equal to the principal amount of the 2037 Notes, plus accrued and unpaid interest and a make-whole premium.  The redemption price will never be less than 100 percent of the principal amount of the 2037 Notes plus accrued and unpaid interest.  The 2037 Notes are senior unsecured obligations, ranking equally in right of payment with all of ONEOK Partners’ existing and future unsecured senior indebtedness, and effectively junior to all of the existing debt and other liabilities of ONEOK Partners’ non-guarantor subsidiaries.  The 2037 Notes are non-recourse to us.

The aggregate maturities of long-term debt outstanding for years 2009 through 2013 are shown below.

	ONEOK Partners	Guardian Pipeline, L.L.C.	Total
	(Millions of dollars)
2009	$-	$11.9	$11.9
2010	$250.0	$11.9	$261.9
2011	$225.0	$11.9	$236.9
2012	$350.0	$11.1	$361.1
2013	$-	$7.7	$7.7

Debt Covenants - The terms of the 2037 Notes are governed by an indenture.  The indenture does not limit the aggregate principal amount of debt securities that may be issued and provides that debt securities may be issued from time to time in one or more additional series.  The indenture contains covenants including, among other provisions, limitations on ONEOK Partners’ ability to place liens on its property or assets and sell and lease back its property.

The $250 million and $225 million senior notes, due 2010 and 2011, respectively, contain provisions that require ONEOK Partners to offer to repurchase the senior notes at par value if its Moody’s Investor Service, Inc. (Moody’s) or Standard & Poor’s Rating Group (S&P) credit rating falls below investment grade (Baa3 for Moody’s or BBB- for S&P) and the investment grade rating is not reinstated within a period of 40 days.  Further, the indentures governing the senior notes due 2010 and 2011 include an event of default upon acceleration of other indebtedness of $25 million or more and the indentures governing the senior notes due 2012, 2016, 2036 and 2037 include an event of default upon the acceleration of other indebtedness of $100 million or more that would be triggered by such an offer to repurchase.  Such an event of default would entitle the trustee or the holders of 25 percent in aggregate principal amount of the outstanding senior notes due 2010, 2011, 2012, 2016, 2036 and 2037 to declare those notes immediately due and payable in full.

Debt Guarantee - The notes due 2012, 2016, 2036 and 2037 are fully and unconditionally guaranteed on a senior unsecured basis by ONEOK Partners Intermediate Limited Partnership (Intermediate Partnership), a wholly owned subsidiary of ONEOK Partners.  The guarantee ranks equally in right of payment to all of the Intermediate Partnership’s existing and future unsecured senior indebtedness.  ONEOK Partners has no significant assets or operations other than its investment in its wholly owned subsidiary, the Intermediate Partnership, which is also consolidated.  The Intermediate Partnership holds partnership interests and the equity in ONEOK Partners’ subsidiaries as well as a 50 percent interest in Northern Border Pipeline Company (Northern Border Pipeline).

The Northern Border Pipeline partnership agreement provides that distributions to Northern Border Pipeline’s partners are to be made on a pro rata basis according to each partner’s percentage interest.  The Northern Border Pipeline Management Committee determines the amount and timing of such distributions.  Any changes to, or suspension of, the cash distribution policy of Northern Border Pipeline requires the unanimous approval of the Northern Border Pipeline Management Committee.  Cash distributions are equal to 100 percent of distributable cash flow as determined from Northern Border Pipeline’s financial statements based upon earnings before interest, taxes, depreciation and amortization less interest expense and maintenance capital expenditures.  Loans or other advances from Northern Border Pipeline to its partners or affiliates are prohibited under its credit agreement.  The Northern Border Pipeline Management Committee has adopted a cash distribution policy related to financial ratio targets and capital contributions.  The cash distribution policy defines minimum equity-to- total-capitalization ratios to be used by the Northern Border Pipeline Management Committee to establish the timing and amount of required capital contributions.  In addition, any shortfall due to the inability to refinance maturing debt will be funded by capital contributions.  See Notes I and K for discussion of ONEOK Partners’ investment in Northern Border Pipeline.

Guardian Pipeline, L.L.C. Senior Notes - These notes were issued under a master shelf agreement with certain financial institutions.  Principal payments are due annually through 2022.  Interest rates on the $121.7 million in notes outstanding at December 31, 2008, range from 7.61 percent to 8.27 percent, with an average rate of 7.85 percent.  Guardian Pipeline, L.L.C.’s senior notes contain financial covenants that require the maintenance of a ratio of (i) EBITDAR (net income plus interest expense, income taxes, operating lease expense and depreciation and amortization) to fixed charges (interest expense plus operating lease expense) of not less than 1.5 to 1, and (ii) total indebtedness to EBITDAR of not greater than 5.75 to 1.  Upon any breach of these covenants, all amounts outstanding under the master shelf agreement may become due and payable immediately.  At December 31, 2008, Guardian Pipeline, L.L.C.’s EBITDAR to fixed charges ratio was 4.95 to 1, the ratio of indebtedness to EBITDAR was 3.34 to 1, and Guardian Pipeline, L.L.C. was in compliance with its financial covenants.

I.         COMMITMENTS AND CONTINGENCIES

Operating Leases - ONEOK Partners’ future minimum lease payments under non-cancelable operating leases on a gas processing plant, storage contracts, office space, pipeline equipment, rights-of-way and vehicles are shown in the table below.

(Millions of dollars)
2009	$18.4
2010	$16.0
2011	$15.5
2012	$8.8
2013	$2.1

Firm Transportation Obligations and Other Commitments - ONEOK Partners has firm transportation agreements with Fort Union Gas Gathering, L.L.C. and Lost Creek Gathering Company, L.L.C.  The Fort Union Gas Gathering, L.L.C. agreement expires in November 2009, and the Lost Creek Gathering Company, L.L.C. agreement expires in 2010.  Under these agreements, ONEOK Partners must make specified minimum payments to Fort Union Gas Gathering, L.L.C. and Lost Creek Gathering Company, L.L.C. each month.  At December 31, 2008, the estimated aggregate amounts of such required future payments were $11.1 million for 2009 and $3.7 million for 2010.

Investment in Northern Border Pipeline - Northern Border Pipeline anticipates an equity contribution of approximately $85 million that will be required of its partners in 2009, of which ONEOK Partners’ share will be approximately $43 million for its 50 percent equity interest.

Environmental Liabilities - ONEOK Partners is subject to multiple environmental, historical and wildlife preservation laws and regulations affecting many aspects of its present and future operations.  Regulated activities include those involving air emissions, stormwater, wastewater discharges, handling and disposal of solid and hazardous wastes, hazardous materials transportation, and pipeline and facility construction.  These laws and regulations require ONEOK Partners to obtain and comply with a wide variety of environmental clearances, registrations, licenses, permits and other approvals.  Failure to comply with these laws, regulations, permits and licenses may expose ONEOK Partners to fines, penalties and/or interruptions in its operations that could be material to its results of operations.  If a leak or spill of hazardous substances or petroleum products occurs from its lines or facilities, in the process of transporting natural gas, natural gas liquids or refined products, or at any facility that it owns, operates or otherwise uses, it could be held jointly and severally liable for all resulting liabilities, including investigation and clean-up costs, which could materially affect its results of operations and cash flows.  In addition, emission controls required under the federal Clean Air Act and other similar federal and state laws could require unexpected capital expenditures at its facilities.  We cannot assure that existing environmental regulations will not be revised or that new regulations will not be adopted or become applicable to ONEOK Partners.  Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from customers, could have a material adverse effect on ONEOK Partners’ business and financial condition.

Legal Proceedings - ONEOK Partners is a party to various litigation matters and claims that are in the normal course of its operations.  While the results of litigation and claims cannot be predicted with certainty, ONEOK Partners believes the final outcome of such matters will not have a material adverse effect on its financial position or liquidity.

FERC Matter - As a result of a transaction that was brought to the attention of one of our affiliates by a third party, ONEOK Partners conducted an internal review of transactions that may have violated FERC natural gas capacity release rules or related rules and determined that there were transactions that should be disclosed to the FERC.  ONEOK Partners notified the FERC of this review and filed a report with the FERC regarding these transactions in March 2008.  ONEOK Partners cooperated fully with the FERC in its investigation of this matter and have taken steps to better ensure that current and future transactions comply with applicable FERC regulations by implementing a compliance plan dealing with capacity release.  ONEOK Partners, along with ONEOK, entered into a global settlement with the FERC to resolve this matter and other FERC enforcement matters, which was approved by the FERC on January 15, 2009.  The global settlement provides for a total civil penalty of $4.5 million and approximately $2.2 million in disgorgement of profits and interest.  ONEOK Partners was responsible for $1.7 million in civil penalties, which was recorded as a liability on our Consolidated Balance Sheet as of December 31, 2008, and the disgorgement of profits and interests are the responsibility of ONEOK.  ONEOK Partners made the required payments in January 2009.

J.         INCOME TAXES

The following table sets forth the tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities for the period indicated.

December 31, 2008
(Thousands of dollars)
Deferred tax assets:
Net operating losses	$4,226
Other	44
Total deferred tax assets	4,270
Deferred tax liabilities:
Excess of tax over book depreciation and depletion	9,660
Investment in partnerships	60,579
Employee benefits	790
Regulatory assets	3,733
Other	823
Total deferred tax liabilities	75,585
Net deferred tax assets (liabilities)	$(71,315)

At December 31, 2008, we had approximately $4.2 million of tax benefits available related to net operating loss carryforwards, which will expire between the years 2022 and 2027.  We believe that it is more likely than not that the tax benefits of the net operating loss carryforwards will be utilized prior to their expiration; therefore, no valuation allowance is necessary.

ONEOK Partners GP’s income tax liabilities have been calculated on a stand-alone basis.

K.         UNCONSOLIDATED AFFILIATES

Investments in Unconsolidated Affiliates - The following table sets forth our investments in unconsolidated affiliates for the period indicated.

	Net Ownership	December 31,
	Interest	2008
		(Thousands of dollars)
Northern Border Pipeline Company	50%	$392,601
Bighorn Gas Gathering, L.L.C.	49%	97,289
Fort Union Gas Gathering, L.L.C.	37%	108,642
Lost Creek Gathering Company, L.L.C. (a)	35%	77,773
Other	Various	79,187
Investments in unconsolidated affiliates		$755,492 (b)
(a) - ONEOK Partners is entitled to receive an incentive allocation of earnings from third-party gathering services revenue recognized by Lost Creek Gathering Company, L.L.C. As a result of the incentive, ONEOK Partners' share of Lost Creek Gathering Company L.L.C.'s income exceeds its 35 percent ownership interest.

(b) - Equity method goodwill (Note F) was $185.6 million at December 31, 2008.

Unconsolidated Affiliates Financial Information - A summarized combined balance sheet for our unconsolidated affiliates is presented below.

December 31, 2008
(Thousands of dollars)
Balance Sheet
Current assets	$106,833
Property, plant and equipment, net	1,777,350
Other noncurrent assets	27,547
Current liabilities	279,996
Long-term debt	543,894
Other noncurrent liabilities	14,360
Accumulated other comprehensive income (loss)	(5,708)
Owners' equity	1,079,188

L.         RELATED-PARTY TRANSACTIONS

Accounts receivable due to parent are recorded on the same basis as transactions with unaffiliated customers.  A portion of ONEOK Partners’ receivables are due from ONEOK and its subsidiaries, which utilize both transportation and storage services.  In addition, ONEOK Partners has receivables relating to the sale of natural gas to ONEOK and its subsidiaries.

ONEOK Partners has certain contractual rights to the Bushton, Kansas natural gas processing plant (Bushton Plant) that is leased by a subsidiary of ONEOK, ONEOK Bushton Processing, Inc. (OBPI).  ONEOK Partners’ Processing and Services Agreement with ONEOK and OBPI sets out the terms by which OBPI provides services at the Bushton Plant through 2012.  ONEOK Partners has contracted for all of the capacity of the Bushton Plant from OBPI.  In exchange, it pays OBPI for all direct costs and expenses of the Bushton Plant, including reimbursement of a portion of OBPI’s obligations under equipment leases covering the Bushton Plant.

ONEOK and its affiliates provide a variety of services to us, including cash management and financing services, employee benefits provided through ONEOK’s benefit plans, administrative services, insurance and office space leased in ONEOK’s headquarters building and other field locations.

Our cash management function, including cash receipts and disbursements, was performed by ONEOK and these amounts are included in due to parent in our Consolidated Balance Sheet.  The net amount due to ONEOK was approximately $64.5 million at December 31, 2008, as reflected in our Consolidated Balance Sheet.  Amounts payable to ONEOK have no stated maturity date or interest rate.  As of December 31, 2008, ONEOK represented the balance due to parent would not be called within a twelve-month period.  As a result, the amount classified as due to parent has been classified as a non-current liability in our accompanying Consolidated Balance Sheet.  The interest rate was calculated periodically based upon ONEOK’s cost of capital.

ONEOK Energy Services Company, L.P. (OES), a subsidiary of ONEOK, enters into commodity derivative contracts at the direction of and on behalf of ONEOK Partners.  ONEOK Partners has an indemnification agreement with OES that indemnifies and holds OES harmless from any liability OES may incur solely as a result of entering into financial hedges on our behalf.  See Note E for a discussion of our derivative instruments and hedging activities.

Equity Issuance - In March 2008, ONEOK Partners completed a public offering of 2.5 million common units at $58.10 per common unit, generating net proceeds of approximately $140.4 million after deducting underwriting discounts but before offering expenses.  In addition, ONEOK Partners sold 5.4 million common units to ONEOK in a private placement, generating proceeds of approximately $303.2 million.  In conjunction with the public offering of common units and the private placement, we contributed $9.4 million in order to maintain our 2 percent general partner interest in ONEOK Partners.

In April 2008, ONEOK Partners sold an additional 128,873 common units at $58.10 per common unit to the underwriters of the public offering upon the partial exercise of their option to purchase additional common units to cover over-allotments.  ONEOK Partners received net proceeds of approximately $7.2 million from the sale of the common units after deducting underwriting discounts but before offering expenses.  In conjunction with the partial exercise by the underwriters, we contributed $0.2 million in order to maintain our 2 percent general partner interest in ONEOK Partners.

ONEOK Partners used a portion of the proceeds from the sale of common units and our contributions to repay borrowings under its Partnership Credit Agreement.

M.         ONEOK PARTNERS CASH DISTRIBUTION AND GENERAL PARTNER INTEREST

Cash Distributions - Under the ONEOK Partners’ partnership agreement, distributions are made to the partners with respect to each calendar quarter in an amount equal to 100 percent of available cash within 45 days following the end of each quarter.  ONEOK Partners’ available cash generally consists of all cash receipts adjusted for cash disbursements and net changes to cash reserves.  ONEOK Partners’ available cash will generally be distributed 98 percent to limited partners and 2 percent to us as the general partner.  As an incentive, our percentage interest in quarterly distributions is increased after certain specified target levels are met.  Under the incentive distribution provisions, we as the general partner receive:
•	15 percent of amounts distributed in excess of $0.605 per unit,
•	25 percent of amounts distributed in excess of $0.715 per unit, and
•	50 percent of amounts distributed in excess of $0.935 per unit.

ONEOK Partners’ income is allocated to the general and limited partners in accordance with their respective partnership ownership percentages.  The effect of any incremental income allocations for incentive distributions that are allocated to us as the general partner is calculated after the income allocation for our general partner partnership interest and before the income allocation to the limited partners.

General Partner Interest - Under the ONEOK Partners’ partnership agreement, in conjunction with the issuance of additional common units, we, as general partner, are required to make equity contributions to ONEOK Partners in order to maintain a 2 percent general partner interest.